                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ) (1)

                                 VFINANCE, INC.
                           (F/K/A VFINANCE.COM, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    92553T104
                                 (CUSIP Number)

                             LESLIE J. CROLAND, P.A.
                              EDWARDS & ANGELL, LLP
                         600 CORPORATE DRIVE, SUITE 514
                       FT. LAUDERDALE, FLORIDA 33334-3607
                                 (954) 491-8050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 8, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92553T104                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
          TIMOTHY E. MAHONEY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                  3,702,937
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                       0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                 3,702,937
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                 0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,702,937
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.47%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

         Timothy E. Mahoney (the "Reporting Person") is making this statement in reference to the common stock, par value $0.01 per share ("Common Stock"), of vFinance, Inc. (the "Issuer"), a Delaware corporation formerly known as vFinance.com, Inc. and, prior to that, Peachtree FiberOptics, Inc. ("PFI"). The address of the principal executive offices of the Issuer is 3010 North Military Trail, Suite 300, Boca Raton, Florida, 33431. The disclosure set forth in this statement is qualified in its entirety by reference to the Share Exchange Agreement (the "Exchange Agreement") dated as of November 8, 1999, by and among PFI, vFinance Holdings, Inc. and its shareholders and Union Atlantic LC and its members, attached as Exhibit 2.1 to Current Report on Form 8-K filed with the Commission on November 24, 1999, as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (b) The name of the Reporting Person is Timothy E. Mahoney, and his business address is c/o vFinance, Inc., 3010
                  North Military Trail, Suite 300, Boca Raton, Florida, 33431.

         (c) The Reporting Person is a director and the Chairman and Chief Operating Officer of the Issuer.

         (d) and (e) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 8, 1999, the Reporting Person acquired 3,108,333 shares of Common Stock, issued in accordance with the terms of the Exchange Agreement, of which 2,175,000 shares are held of record by Highlands Group Holdings, Inc., a corporation controlled by the Reporting Person.

         On July 6, 2001, the Issuer granted the Reporting Person an option to acquire 500,000 shares of Common Stock pursuant to the terms of an Employment Agreement dated January 5, 2001, 25% of which, or a part of the option to purchase 125,000 shares, vested immediately and the balance of which vests in three equal annual installments of 125,000 shares each beginning on July 6, 2002. On August 30, 2001, the Issuer granted the Reporting Person an option to purchase 234,802 shares of Common Stock, which vested immediately, and the Reporting Person purchased 234,802 shares of Common Stock in a private transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         The 3,702,937 shares of Common Stock (the "Shares") were acquired for investment purposes. The Reporting Person presently has no plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;


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         (f)      Any other material change in the Issuer's business or
                  corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to be cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to those enumerated above.

         The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table sets forth the aggregate number of Shares that the Reporting Person beneficially owns as of February 11, 2002 and the percent of the class of such Shares believed to be outstanding.

                                                                NO. OF SHARES OWNED
                  NAME                             DIRECTLY          INDIRECTLY            TOTAL      PERCENT OF CLASS(1)
                  ----                             ---------    -------------------     ---------    -------------------
                  TIMOTHY E. MAHONEY               1,527,937          2,175,000          3,702,937          18.47%

                  (1) Based on 20,050,667 shares of Common Stock reported outstanding by the Issuer on the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2001. The percentage is rounded to the nearest 1/100 percent.

         (b) The Reporting Person has sole voting and dispositive power with respect to the Shares.

         (c) The Reporting Person has not effected any transactions in shares of Issuer Common Stock during the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2002                     /s/ Timothy E. Mahoney
                                             -----------------------
                                             Timothy E. Mahoney


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